

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 29, 2009

<u>Via Fax and Mail</u>

Libano Miranda Barroso
Chief Financial Officer
TAM S.A.
Avenida Jurandir, 856, Lote 4, 1° andar, CEP 04072-000
São Paulo, SP, Brazil

> **RE:** **TAM S.A.**
> **Form 20-F for the Year Ended December 31, 2007**
> **File Number: 333-131938**

Dear Mr. Barroso:

     We have completed our review of your Form 20-F and related filings, and at this time do not have further comments.

     Sincerely,

     Lyn Shenk
     Branch Chief